

Analyst Day - February 2015

Disclaimers

FORWARD-LOOKING INFORMATION

This presentation contains forward-looking statements and information. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" and similar expressions. These statements include, among others, statements regarding our expected performance, anticipated returns and our investment, financing, and hedging strategies and means to implement the strategy.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict.

All forward-looking statements speak only as of the date of this presentation. Except as required by applicable law, we are under no obligation to publicly update or revise any forward-looking statements, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in "Risk Factors" section and elsewhere in our Form 10-K for the year ended December 31, 2013 and other document filed with the Securities and Exchange Commission could harm our business, financial condition and results of operations and our ability to pay distributions to our stockholders.



Business Model and Background

Overview

Experienced Management

Robert E. Cauley
Chief Executive Officer, President and Chairman of the Board

**Co-Founded Bimini
21 years of industry experience**

- <u>**Position at Orchid:**</u> Chairman, President and CEO since August 2010

- <u>2008 - Present:</u> CEO and Chairman of the Board of Bimini

- <u>2003 - 2008:</u> Vice-Chairman, CFO and CIO of Bimini

- <u>1996 - 2003:</u> Vice-President and portfolio manager; Federated Investors

- <u>1994 - 1996:</u> ABS/MBS structuring desk; Lehman Brothers

- <u>1992 - 1994:</u> Credit Analyst; Barclays Bank, PLC

G. Hunter Haas, IV
Chief Financial Officer, Secretary, Chief Investment Officer and Director

14 years of industry experience

- <u>**Position at Orchid:**</u> CFO and CIO and Secretary since August 2010

- <u>2008 - Present:</u> President, Chief Investment Officer and Chief Financial Officer of Bimini

- <u>2004 - 2008:</u> Senior Vice-President and head of Mortgage Research of Bimini

- <u>2002 - 2004:</u> Vice President, Servicing Asset Risk Management; National City

- <u>2001 - 2002:</u> Assistant Vice President, Capital Markets Finance Group; HomeSide Lending

Jerry Sintes
Vice President, Controller and Treasurer

27 years of industry accounting and audit experience

- <u>**Position at Orchid:**</u> Vice President and Treasurer since August 2010

- <u>2007 - Present:</u> Vice President and Controller of Bimini

- <u>2006 - 2007:</u> Vice President and Assistant Controller: Riverside National Bank

- <u>2003 - 2005:</u> Chief Financial Officer: Guaranty Savings Homestead Association and GS Financial Corp

- <u>1992 - 2003:</u> Audit manager; Bain, Freibaum, Sagona & Co., LLP

- <u>1988 – 1992</u> Audit Senior; Whitney National Bank

- Certified Public Accountant, Member AICPA

Independent Directors

John B. Van Heuvelen

Position at Orchid: Director; audit committee chair and financial expert, member of compensation committee.

Board Memberships:

2009 – Present: Hallador Energy Company (Nasdaq: HNRG): audit committee chair.

2002 – Present: MasTec, Inc (NYSE: MTZ): Currently the lead outside director and member of audit committee; past chairman of the audit committee and financial expert from 2004-2009.

2005 – 2007: LifeVantage, Inc. (OTC: LFVN)

Experience:

President of Morgan Stanley Dean Witter Trust Company from 1993 - 1999

W. Coleman Bitting

Position at Orchid: Independent director, compensation committee chair and member of nominating and governance committee.

Experience:

23 Years Industry Experience

2007 - Present: Maintains a private consulting practice focused on REITs

2000 - 2007: Founding Partner and Head of Corporate Finance; Flagstone Securities

Prior to Flagstone: Senior equity research position; Stifel, Nicolaus & Co. Inc. and Kidder, Peabody & Co., Inc.

Frank P. Filipps

Position at Orchid: Independent Director, member of audit, compensation, and nominating and governance committees.

Board Memberships:

1995 – Present: Impac Mortgage Holdings, Inc. (Amex: IMH): chair of audit committee

2002 – Present Primus Guaranty, Ltd (NYSE: PRS): chair of compensation committee from 2002-2006 and chair of the nominating and governance committee from 2007 – 2011.

2010 – Present: Fortegra Financial Corp. (NYSE: FRF); chairman of the nominating and governance committee from 2010 – 2011, member of audit committee since 2010 and chair of the compensation committee since 2012.

Experience:

2005 – 2008 Chairm and CEO of Clayton Holdings (Nasdaq: Clay)

1992 – 2005 Chairman and CEO Radian Group, Inc.

1975 – 1992 Various executive positions at AIG including founder, president and CEO of AIG Capital Corp.

Ava L. Parker

Position at Orchid: Independent Director, nominating and governance committee chair, and member of audit committee.

Board Memberships:

2006 - Present: Jacksonville Transportation Authority Board; Past chairman

2010 – 2012: Immediate Prior Chairman of the State of Florida Board of Governors of the State University System; Reappointed by Governor Rick Scott in Jan. 2012

Experience:

Lawrence & Parker PA: Partner

Linking Solutions, Inc.: President

Challenges of the Traditional Model

The traditional REIT investment model: Repo-funded pass-through securities

Price Risk

- Holders of premium priced Agency RMBS are vulnerable to losses if prepayments rise unexpectedly

- Limited further price appreciation with premium Agency RMBS, but risk of accelerated price declines remain as rates rise

Reinvestment Risk

- Agency RMBS prepay faster in low rate environments

  - But capital has to be deployed in a less attractive investment environment due to higher RMBS prices

Maturity Risk

- Short term repo funding comes due before the assets pay off creating funding risk

- Traditional REIT model assumes the ability to continuously roll-over maturing liabilities

Counterparty Risk

- Deteriorating counterparty financial condition can result in funding instability

  - Risk that all funding counterparties pull back simultaneously



Equity Issuances vs. Agency Prices[1]



Traditional Pass-Through Profile

(return on allocated equity vs. interest rate shock)

(1) Source: Bloomberg

The Orchid Island Business Model

Model Overview

- Capital allocated to two sub-portfolios

    1 A levered pass-through portfolio utilizing funding hedges

    2 A structured securities portfolio

- The two sub-portfolios act as hedges for one another – enhancing book value stability

Model Benefits

- Same expected returns as traditional levered pass-through strategies employed by peers

- Greater book value stability – leading to a higher Sharpe Ratio

- Less reliance on funding since not all of our capital is levered

Model Implementation

- Capital allocation process

- Security selection process

- Funding hedge design and execution

- Risk monitoring process

Capital Allocation Process



Management seeks a certain rate profile based on market conditions and expectations

Portfolio is constructed – blending structured securities and hedged pass-through sub-portfolios to achieve the desired profile

An assessment of the income generation potential of the portfolio is made

Consideration of confidence in ability to hedge secondary risks – funding costs, volatility, curve shape changes

Adjustments are made if needed – but the desired BV profile always takes priority

Over time, market conditions or managements expectations may change

ORCHID ISLAND CAPITAL

Creating the Desired Rate Profile

Asset Selection	Book Value Stability	Embedded Leverage
▪ Structured Agency RMBS typically exhibit different sensitivity to interest rate movements – often inversely correlated with PT's	▪ The combined portfolios exhibit far less interest rate sensitivity and may be constructed to reflect management bias/expectations	▪ Strategy does not require as much explicit leverage, yet has a comparable return profile to hedged Agency pass-throughs

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.





Security Selection – Pass Through Portfolio

	① Security Attribute	② Examples	③ Risk Considerations
Security Characteristics	▪ Type of MBS, maturity, coupon, age	▪ Fixed or ARM, 30 year, 15 year, premium or discount, new vs. seasoned	▪ Duration and convexity – extension risk
Relative Value Considerations	▪ Form of call protection – if any, prepayment expectations	▪ Low loan balance, credit impaired borrower, new, geographic concentrations	▪ Prepayment expectations and the need for call protection, realized versus model duration and convexity
	▪ Rich/cheap of sector, coupon, call protection pay-ups	▪ 30 year rich/cheap to 15 year or hybrids, relative demand for call protection, premiums for high quality call protection versus marginal forms	▪ Relative value can change or expectations prove inaccurate ▪ Pay back period vs. specified carry advantage
Risk Management Integration	▪ Duration and convexity characteristics of security, prepayment expectations and cash management considerations	▪ Securities are run on one of the models available to us, and we assess the model output versus our expectations	▪ Overall performance of security versus expectations – impact on overall risk, management effectiveness

Wells Fargo Production Specified Pool Payups



Security Selection – Structured Securities Portfolio

	1 Security Attribute	**2** Examples	**3** Risk Considerations
Security Characteristics	▪ Type of security and structure	▪ IO vs IIO; PAC, XPAC, Sequential, PT, Excess Servicing	▪ Interest rate duration, spread duration, convexity
Collateral Characteristics	▪ IO's and IIO's are levered plays on prepayments – the consequences of incorrect speed expectation are magnified versus pass through securities	▪ Term (30/20/15/10 year), loan balance, credit quality, new versus seasoned, geographic concentrations	▪ Prepayments realized if available mortgage rates change materially; turn-over assumptions
Income Potential – GAAP and Tax	▪ The interplay of price & speed expectations drive income potential. For tax additional considerations apply	▪ Securities offering significant up-rate protection may have low or negative carry and visa versa; for tax time of purchase versus security issue date	▪ In the current interest rate environment income potential is a secondary consideration versus up rate protection
Risk Management Integration	▪ Rate profile, duration and convexity characteristics, prepayment expectations	▪ IO's – less carry/better rate protection ▪ IIO's better carry/less rate protection	▪ Overall performance of security versus expectations – impact on overall risk, management effectiveness

13

Security Holding Period Considerations

A significant component of the security selection process is the decision of how long to own an asset

Security Specific Factors to Consider:

▪Prepayment models base prepayment projections on several variables. Prepayment behavior drives income generation and price performance of securities, so management evaluates the same variables before acquiring a security and when determining how long to hold it:

▪The significance of these variables manifest themselves in the specified pool market – the market recognizes what loan/borrower variables impact refinancing activity the most and securities that posses features that result in a lower sensitivity to a given refinance incentive are packaged together when sold.

-Securities that posses "call protection" features typically command higher prices than those that do not – the difference is referred to as the "pay-up".

-Pay-ups vary over time – primarily as the value of call protection varies (i.e. as rates +/-, pay-ups -/+)

-If the call protection decreases as the loans age the pay-up will decline as well

▪Generally borrowers do not refinance their loan for at least a few months after origination – therefore newer loans typically exhibit less rate sensitivity initially. The market may demand a small pay-up for new loans.

▪When considering a specified/call protected pool for purchase, management evaluates the pay-up demanded versus the incremental income expected to be generated and determines how long the security will need to be held to recapture the pay-up – is this period reasonable?

▪Once acquired, management evaluates all pass through assets from this perspective – what, if any, call protection does the asset have remaining and what is the market price for this protection.

▪Management constantly evaluates the call protection offered by the security as market conditions and prepayment expectations change over time.

▪Management evaluates the prospects for pay-ups going forward when determining how long to hold a security

-Is it time to harvest gains/cut losses?

Security Holding Period Considerations

Portfolio specific factors result from the risk management function and the desire to maintain stable book value

Portfolio Specific Factors to Consider:

- The pay-ups for call protection can be very volatile and materially alter the convexity of a security. This volatility is very difficult to hedge and impacts the effectiveness of the risk management function.

   -Management prefers call protected securities with lower pay-ups for this reason

- Changes in management's outlook on rates and/or the MBS market will determine what securities to hold in the portfolio – this can lead to repositioning of the portfolio from time to time and therefore impact holding periods.

- The capital allocation process, as part of the risk management function, can necessitate changes to portfolio composition.

Risk Monitoring Process

The primary risk monitored is the expected impact on our book value of various interest rate shocks

- We use "Yield Book" to run the shocks and test the sensitivity of the portfolio to instantaneous parallel shifts of the entire term structure of rates.

  -Up and down scenarios are run – for 50, 100 and 200 basis point shocks

- The shocks are run and the results published monthly with our dividend announcement.

- Shocks are run throughout the month, at least weekly, and as market conditions warrant.

Management views the model derived results in the context of the following:

- The realization that interest rate movements are unlikely to be instantaneous nor perfectly parallel.

- That most assets and hedge instruments may behave differently in such scenarios than as predicted by the model.

- Management focuses on scenarios that pose the greatest risk to the portfolio, the likelihood of such outcomes and management's expectations of realized versus model predicted results.

  -Management forms revised expectations of the performance of the portfolio under scenarios deemed to represent the greatest risk based on a synthesis of model output and management judgment

  -In addition to monitoring the most likely risks, management runs portfolio scenarios to quantify the risks of outcomes outside of managements expectations - i.e., what if we are wrong?

- Cash and liquidity positions are monitored daily and projections for rolling 30 day periods are prepared.

  -Cash and liquidity needs are considered in the context of potential adverse market moves

Tax and Income Recognition

Overview

Topic Point	Slide
■ Income Recognition: GAAP	19 - 28
■ Income Recognition: Tax	29 - 35



Income Recognition: GAAP

Sample IO – Buy Trade Ticket

BXT

1) Send (VCON)...				Buy Ticket

02/01/15   12:25   Trade Date   02/01/15   ▦   97) Settings

Trade Information

Trader   ROBERT E CAULEY   CUSIP   3136FGJ81
                                                         ISIN   US3136FGJ811
                                                         BBGID   BBG000B04W10

7) BUY   2,450,000,000   of FNS 404 2   TRACE Eligible

Price   15-16 15.5   Prepay   18 CPR ▾
Settlement   02/01/15 ▦   Yield   6.4810 To Maturity
                                    WAL   4.45   Principal Window   3/15-1/40
                                                            Mod Duration   3.314

Notes
(192 chars)

Collat   FNCL 4.5   CMO IO,NTL   Issued 4/1/10   Maturity 5/25/40   4.96(293)58

Trade Numbers

		Coupon	4.5%	
Current Face	$ 724,019,320.50	Assumed Feb'15 Factor	0.2955180900	(Jan'15)
Principal Value	$ 112,222,994.68	Payment Frequency	Monthly	
Accrued (0 days)	$ 0.00	Accrual Period	2/1/15-2/28/15	
Total	$ 112,222,994.68	Next Payment Date	3/25/15	(24 day delay)

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900   Singapore 65 6212 1000   U.S. 1 212 318 2000   Copyright 2015 Bloomberg Finance L.P.
                                                  SN 345678 EST   GMT-5:00 G687-321-0 01-Feb-2015 12:26:16

Sample IO – Yield Assumptions

Sample IO – Projected Cash Flows

CFT

Note: Projections start with payment on 2/25/15

FNS 404 2 Mtge | 22) Export | Cash Flow Table

CUSIP 3136FGJ81 4.9580(293)58 | 95) Buy | 96) Sell

1M CPR 19.80 PSA 330 | 60D+ - WAOLS 233M | Geo1 NY 17.3 | Coupon 4.500

Buyout - | LTV 72.91 #Pools 125 | Geo2 CA 16.1 | 1st Proj 02/25/2015

21) Scenarios
1) 18 CPR
2) 109 PSA
3) 124 PSA
4) 166 PSA
5) 506 PSA
6) 614 PSA
7) 683 PSA

31) Bond Flows | 32) Group Flows | 33) Deal Flows

Settle 02/01/2015 | Table | Graph

Prepay 18.00 CPR

Price - Yield Calculations

43) Price 15-16 30/360 | Factor 01/2015 0.2955180900

Yield 6.4810 Call N Date mm/dd/yyyy | Orig Bal (USD) 2,450,000,000

Spread 525.9 I Int Haircut 0 % | Your Orig Bal 2,450,000,000

Idx Proj Const. | Prev Bal 710,891,507

Principal 3/25/15 - 1/25/40

Accrued 0.0000 for 0 days, Start 2/1/15, Delay 24, WAL 4.450 | 299 Cashflows

Monthly	Coupon	Interest	Principal	Cashflow	Balance
1. 3/25/15	4.500	2,665,843	0	2,665,843	697,994,467
2. 4/25/15n	4.500	2,617,479	0	2,617,479	685,324,224
3. 5/25/15n	4.500	2,569,966	0	2,569,966	672,876,870
4. 6/25/15	4.500	2,523,288	0	2,523,288	660,648,564
5. 7/25/15n	4.500	2,477,432	0	2,477,432	648,635,528
6. 8/25/15	4.500	2,432,383	0	2,432,383	636,834,051
7. 9/25/15	4.500	2,388,128	0	2,388,128	625,240,483
8. 10/25/15n	4.500	2,344,652	0	2,344,652	613,851,238
9. 11/25/15	4.500	2,301,942	0	2,301,942	602,662,789
10. 12/25/15n	4.500	2,259,985	0	2,259,985	591,671,671
11. 1/25/16	4.500	2,218,769	0	2,218,769	580,874,476

IO Accounting – GAAP

Speed Assumption – Matches Realized Speeds

	Speed Assumption High	Speed Assumption Matches Realized	Speed Assumption Low
Speed Assumption	21 CPR	18 CPR	15 CPR
Yield Assumption	2.835%	6.481%	10.059%

Payment Date	Cashflow	Income Recorded	Premium Amortization	Carrying Value	Remaining Notional Balance	Market Value (End of Quarter)	Mark to Market Gain/(Loss) (End of Quarter)
				$ 112,222,995			
25-Feb-15	$ 2,715,072	$ 606,098	$ 2,108,974	$ 110,114,020	$ 710,891,507		
25-Mar-15	$ 2,665,843	$ 594,707	$ 2,071,136	$ 108,042,885	$ 697,994,467		
25-Apr-15	$ 2,617,479	$ 583,522	$ 2,033,957	$ 106,008,927	$ 685,324,224		
25-May-15	$ 2,569,966	$ 572,537	$ 1,997,429	$ 104,011,498	$ 672,876,870		
25-Jun-15	$ 2,523,288	$ 561,749	$ 1,961,539	$ 102,049,959	$ 660,648,564	**$ 102,400,527**	**$ 350,569**
	$ 13,091,648	**$ 2,918,612**	**$ 10,173,036**				

Total Economic Income	**$ 3,269,181**

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

IO Accounting – GAAP

Speed Assumption – Above Realized Speeds

	Speed Assumption High	Speed Assumption Matches Realized	Speed Assumption Low
Speed Assumption	21 CPR	18 CPR	15 CPR
Yield Assumption	2.835%	6.481%	10.059%

Payment Date	Cashflow	Income Recorded	Premium Amortization	Carrying Value	Remaining Notional Balance	End of Quarter Market Value	Mark to Market Gain/(Loss)
				$ 112,222,995			
25-Feb-15	$ 2,715,072	$ 265,127	$ 2,449,945	$ 109,773,050	$ 710,891,507		
25-Mar-15	$ 2,665,843	$ 259,339	$ 2,406,504	$ 107,366,545	$ 697,994,467		
25-Apr-15	$ 2,617,479	$ 253,653	$ 2,363,826	$ 105,002,720	$ 685,324,224		
25-May-15	$ 2,569,966	$ 248,069	$ 2,321,897	$ 102,680,823	$ 672,876,870		
25-Jun-15	$ 2,523,288	$ 242,583	$ 2,280,705	$ 100,400,118	$ 660,648,564	$ 102,400,527	$ 2,000,409
	$ 13,091,648	$ 1,268,771	$ 11,822,877				

Total Economic Income	$ 3,269,181

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

IO Accounting – GAAP

Speed Assumption – Below Realized Speeds

	Speed Assumption High	Speed Assumption Matches Realized	Speed Assumption Low
Speed Assumption	21 CPR	18 CPR	15 CPR
Yield Assumption	2.835%	6.481%	10.059%

Payment Date	Cashflow	Income Recorded	Premium Amortization	Carrying Value	Remaining Notional Balance	End of Quarter Market Value	End of Quarter Mark to Market Gain/(Loss)
				$ 112,222,995			
25-Feb-15	$ 2,715,072	$ 940,709	$ 1,774,363	$ 110,448,632	$ 710,891,507		
25-Mar-15	$ 2,665,843	$ 925,836	$ 1,740,007	$ 108,708,625	$ 697,994,467		
25-Apr-15	$ 2,617,479	$ 911,250	$ 1,706,229	$ 107,002,396	$ 685,324,224		
25-May-15	$ 2,569,966	$ 896,948	$ 1,673,018	$ 105,329,377	$ 672,876,870		
25-Jun-15	$ 2,523,288	$ 882,924	$ 1,640,364	$ 103,689,013	$ 660,648,564	**$ 102,400,527**	**$ (1,288,485)**
	$ 13,091,648	**$ 4,557,666**	**$ 8,533,982**				

Total Economic Income	$ 3,269,181

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

Financial Reporting – Press Release

	Portfolio Activity for the Quarter				
		Structured Security Portfolio			
	Pass-Through Portfolio	**Interest-Only Securities**	**Inverse Interest Only Securities**	**Sub-total**	**Total**
Market Value - June 30, 2014	**$ 826,921,688**	**$ 38,742,825**	**$ 10,339,738**	**$ 49,082,563**	**$ 876,004,251**
Securities Purchased	611,511,944	9,470,472	9,043,948	18,514,420	630,026,364
Securities Sold	(298,635,287)	--	--	--	(298,635,287)
Losses on Sales	(1,959,822)	--	--	--	(1,959,822)
Return on Investment	n/a	(3,761,898)	(1,189,820)	(4,951,718)	(4,951,718)
Pay-downs	(23,547,236)	n/a	n/a	n/a	(23,547,236)
Premium Lost Due to Pay-downs	(1,461,801)	n/a	n/a	n/a	(1,461,801)
Mark to Market (Losses) Gains	(1,683,610)	1,495,175	246,114	1,741,289	57,679
Market Value - September 30, 2014	**$ 1,111,145,876**	**$ 45,946,574**	**$ 18,439,980**	**$ 64,386,554**	**$ 1,175,532,430**

Financial Reporting – Press Release

	Returns for the Quarter*				
		Structured Security Portfolio			
	Pass-Through Portfolio	Interest-Only Securities	Inverse Interest Only Securities	Sub-total	Total
Income / (loss) (net of repo cost)	$ 8,664,095	$ (585,425)	$ 388,676	$ (196,749)	$ 8,467,346
Realized and unrealized (losses) / gains	(5,105,233)	1,495,175	246,114	1,741,289	(3,363,944)
Hedge gains	3,057,651	n/a	n/a	n/a	3,057,651
Total Return	$ 6,616,513	$ 909,750	$ 634,790	$ 1,544,540	$ 8,161,053
Beginning Capital Allocation	$ 73,261,046	$ 38,742,825	$ 10,339,738	$ 49,082,563	$ 122,343,609
Return on Invested Capital for the Quarter[1]	9.0%	2.3%	6.1%	3.1%	6.7%
Average Capital Allocation[2]	$ 86,917,221	$ 42,344,700	$ 14,389,859	$ 56,734,559	$ 143,651,779
Return on Average Invested Capital for the Quarter[3]	7.6%	2.1%	4.4%	2.7%	5.7%

 * As of September 30, 2014

(1) Calculated by dividing the Total Return by the Beginning Capital Allocation, expressed as a percentage.

(2) Calculated using two data points, the Beginning and Ending Capital Allocation balances.

(3) Calculated by dividing the Total Return by the Average Capital Allocation, expressed as a percentage.

Financial Reporting – Form 10-Q

ORCHID ISLAND CAPITAL, INC.
STATEMENTS OF OPERATIONS
(Unaudited)
For the Nine and Three Months Ended September 30, 2014 and 2013

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013
Interest income	$ 19,657,656	$ 6,393,156	$ 9,285,729	$ 2,551,199
Interest expense	(1,904,894)	(817,219)	(818,383)	(293,913)
Net interest income	17,752,762	5,575,937	8,467,346	2,257,286
Realized gains (losses) on mortgage-backed securities	1,931,617	(1,490,712)	(1,959,822)	(667,182)
Unrealized gains (losses) on mortgage-backed securities	8,719,844	(9,072,712)	(1,404,122)	86,070
(Losses) gains on derivative instruments	(4,363,837)	4,095,788	3,057,651	(2,271,875)
Net portfolio income (loss)	24,040,386	(891,699)	8,161,053	(595,701)
Expenses:				
Management fees	1,275,500	489,700	543,000	179,500
Accrued incentive compensation	450,000	-	225,000	-
Directors' fees and liability insurance	404,927	207,309	164,641	82,924
Audit, legal and other professional fees	405,697	321,436	160,260	70,949
Direct REIT operating expenses	124,358	133,399	35,973	36,550
Other administrative	381,213	99,358	263,693	31,483
Total expenses	3,041,695	1,251,202	1,392,567	401,406
Net income (loss)	$ 20,998,691	$ (2,142,901)	$ 6,768,486	$ (997,107)
Basic and diluted net income (loss) per share	$ 2.53	$ (0.74)	$ 0.63	$ (0.30)
Weighted Average Shares Outstanding	8,314,512	2,900,786	10,710,153	3,341,665
Dividends declared per common share	$ 1.620	$ 0.945	$ 0.540	$ 0.405

See Notes to Financial Statements



Income Recognition: Tax

Sample Security – Pricing Assumptions

Sample Security – Projected Notional Balance at Pricing Date

Adjusted Issue Price (AIP)



Security: FNS 404 2
Pricing Speed: 250 PSA
Issue Price: $27.00

AIP

Months Since Issue

— Projected AIP at Issuance   — Current AIP

IO Income Table – Tax

Original Issue Discount (OID)

Pricing Yield Assumption `1.2%`

Payment Date	Cashflow	Adjusted Issue Price	OID Income Recorded		Carrying Value	Remaining Notional Balance	End of Quarter Market Value	Mark to Market Gain/(Loss)
Initial Values		$ 112,222,995		*Current OID and Market Value:*	$ 112,222,995			
25-Feb-15	$ 2,715,072	$ 109,620,146	$ 112,223		$ 109,620,146	$ 710,891,507		
25-Mar-15	$ 2,665,843	$ 107,063,923	$ 109,620		$ 107,063,923	$ 697,994,467		
25-Apr-15	$ 2,617,479	$ 104,553,508	$ 107,064		$ 104,553,508	$ 685,324,224		
25-May-15	$ 2,569,966	$ 102,088,095	$ 104,554		$ 102,088,095	$ 672,876,870		
25-Jun-15	$ 2,523,288	$ 99,666,895	$ 102,088		$ 99,666,895	$ 660,648,564	n/a	n/a
	$ 13,091,648		**$ 535,549**					

Total Economic Income	$ 535,549

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

IO Income Table – Tax

Market Premium

Pricing Yield Assumption 1.2%

Payment Date	Cashflow	Adjusted Issue Price	OID Income Recorded	Market Premium Amortization	Taxable Income Recorded	Remaining Market Premium	Carrying Value	Remaining Notional Balance	End of Quarter Market Value	Mark to Market Gain/(Loss)
Initial Values		$ 112,222,995				$ 2,500,000	$ 114,722,995			
25-Feb-15	$ 2,715,072	$ 109,620,146	$ 112,223	$ 46,760	$ 65,463	$ 2,453,240	$ 112,120,146	$ 710,891,507		
25-Mar-15	$ 2,665,843	$ 107,063,923	$ 109,620	$ 45,675	$ 63,945	$ 2,407,565	$ 109,563,923	$ 697,994,467		
25-Apr-15	$ 2,617,479	$ 104,553,508	$ 107,064	$ 44,610	$ 62,454	$ 2,362,955	$ 107,053,508	$ 685,324,224		
25-May-15	$ 2,569,966	$ 102,088,095	$ 104,554	$ 43,564	$ 60,990	$ 2,319,391	$ 104,588,095	$ 672,876,870		
25-Jun-15	$ 2,523,288	$ 99,666,895	$ 102,088	$ 42,537	$ 59,551	$ 2,276,855	$ 102,166,895	$ 660,648,564	n/a	n/a
	$ 13,091,648		$ 535,549	$ 223,145	$ 312,403					

Total Economic Income	$ 312,403

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

IO Income Table – Tax

Market Discount

Pricing Yield Assumption `1.2%`

Payment Date	Cashflow	Adjusted Issue Price	OID Income Recorded	Market Discount Amortization	Taxable Income Recorded	Remaining Market Dsicount	Carrying Value	Remaining Notional Balance	End of Quarter Market Value	Mark to Market Gain/(Loss)
Initial Values		$ 112,222,995				$ 2,500,000	$ 109,722,995			
25-Feb-15	$ 2,715,072	$ 109,900,703	$ 112,223	$ 280,557	$ 392,780	$ 2,219,443	$ 107,400,703	$ 710,891,507		
25-Mar-15	$ 2,665,843	$ 107,619,513	$ 109,901	$ 274,752	$ 384,652	$ 1,944,691	$ 105,119,513	$ 697,994,467		
25-Apr-15	$ 2,617,479	$ 105,378,702	$ 107,620	$ 269,049	$ 376,668	$ 1,675,642	$ 102,878,702	$ 685,324,224		
25-May-15	$ 2,569,966	$ 103,177,561	$ 105,379	$ 263,447	$ 368,825	$ 1,412,195	$ 100,677,561	$ 672,876,870		
25-Jun-15	$ 2,523,288	$ 101,015,395	$ 103,178	$ 257,944	$ 361,121	$ 1,154,251	$ 98,515,395	$ 660,648,564	n/a	n/a
	$ 13,091,648		$ 538,299	$ 1,345,749	$ 1,884,048					

Total Economic Income	$ 1,884,048

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.



Hedging with Eurodollar Futures

Overview

Topic Point	Slide
▪ Repo Funding	38
▪ Hedge Options	39 - 40
▪ Swaps	41 - 44
▪ Eurodollar Futures	45 - 49
▪ Total Return Scenarios	50 - 53

REITs and Repo

Orchid and many other mortgage REITs rely almost exclusively on repo funding as their primary vehicle for leveraging equity or long term debt capital

Example: ORC raises $100 million net equity capital

- Use of Proceeds: $600 million 5 year MBS assets
  - Assume purchase price of 100-00, prepayment rate of 0% CPR, no ordinary amortization (5-year bullet), a coupon of 2.35%, repo haircut of 5% and a floating repo rate starting at 0.35% (35bps) for a 3 month repo
  - ORC buys $100 million and borrows against 95% of the FMV of those assets, purchases more of the same, borrows against 95% of those assets…., until the target portfolio size and composition described above are achieved

- Quarter One Balance Sheet: $600 million assets, $570 million in 3-month repo liabilities, $70 million in cash, leverage ratio 6x

- Quarter One Income and Cash: $3.525 million MBS interest, no amortization (recall the oversimplified assumptions), $498.75 thousand repo interest expense. Quarter One Net Income and Cash = $3,026,250

- Quarter One Interest Rate Risk
  - Income DV01 $14,250
  - MBS duration roughly 4.75 / MBS DV01 approximately $285,000
  - If rates increase by 100 bps income immediately decreases by 47% and Book Value declines by 28.5%
  - Equity Duration approximately 6.0 x 4.75 = 28.5

Common Hedge Alternatives

Short Treasuries

Short Treasury Futures

Pay Fixed Swap

Short Eurodollar Futures

Structured MBS Products

Options

- Caps / Floors
- Swaptions
- Mid Curve Options
- Mortgage Options
- Options on Treasuries and Treasury Futures
- Options on Eurodollar Futures

The most common duration hedge for mortgage REITs is the pay fixed swap, however, shorting a series of Eurodollar futures yields virtually identical economic results with increased price transparency, liquidity and reduced margin requirements

Orchid Island Tax Hedges

Orchid Island designates all derivative financial instruments as hedges for federal income tax reporting purposes.

- Derivative financial instruments are not good REIT assets for the purposes of the income or asset tests.

- Failure to designate derivative instruments as hedges could result in taxable income or loss of REIT status.

- Compliance with Treasury Regulations

    -Timely designation of hedge

    -Identification of Hedge Period and Matching – Our method of accounting adopted with respect to each interest rate hedging transaction will result in a reasonable matching of the timing of income deduction, gain or loss from the hedging transaction with the timing of income, deduction, gain or loss from the item or items being hedged (i.e., the repurchase agreements or other short-term financing transactions) as required by Treasury Regulations Section 1.446-4(b)

    -See table below

Common Hedge Instruments						
	Treasury Notes / Bond	Treasury Futures	Swaps	Eurodollar Futures	Structured MBS	Swaptions
Trade Type	Short	Short	Pay Fixed	Short	Long	Payer Swaption
Tax Hedge Accounting	Yes	Yes	Yes	Yes	No (Good REIT Asset)	Yes
Hedge Period if Held to Maturity / Last Trade / Exercise Date	Remaining Life of Note / Bond	Futures Settlement Date to Maturity of Underlying	Underlying Swap Maturity	90 Day Deposit Period Associated with Futures Contract	N/A	Exercise / Expiry Date to End of Underlying Swap
Hedge Period if Hedge is Bought Back / Terminated Early	Same as Above	Futures Buy Back Date Through Maturity of Underlying	Remaining Maturity of Swap	90 Day Deposit Period Associated with Futures Contract	N/A	Date Swaption is Novated / Sold Through the End of the Underlying Swap Maturity
Distribution of Hedge Gains / Losses	Evenly Over Hedge Period	Evenly Over Hedge Period	Evenly Over Hedge Period	Evenly Over Hedge Period	N/A	Evenly Over Hedge Period

Hedging with Swaps

Hypothetical Portfolio Plus $570 million Pay Fixed Swap Funding Hedge

- IRS regulations generally prohibit REITs from hedging MBS assets
- Add $570 million pay fixed swap with a fixed rate of 1.35% vs. receiving floating 3-Month LIBOR
- Swap DV01 for $570 million notional balance $276,908.75
- New Portfolio DV01 $9,091 vs. $285,000; new equity duration less than 1.0
- To the extent repo maintains the same spread to LIBOR over the life of the 5 year life of the asset, the income for the next five years will be $1.46 million per quarter vs. quarter 1 income in the unhedged example of $3.0 million

Scenario A: Libor remains unchanged for 5 years

- If LIBOR remained at its current level of 25 basis points the foregone income associated with the portfolio hedge would be roughly $1.6 million per quarter / $31 million over the 5 year life of the portfolio

Scenario B: Forwards are realized

- Using market based information forward rates can be calculated
- Forward rates have not necessarily been the best forecasting tool but they do represent the market's current expectation for future rates
- The forward curve starts at 25bps and steadily increases to 2.10% in November 2019 (the last quarter in the 5 year life of the illustrative portfolio)
- If forward 3-Month LIBOR yields are realized and the spread between repo and 3-Month LIBOR remains constant, income between the two alternatives, over the five year horizon, is identical
    - NPV of Fixed and Floating Cashflows = 0 at Inception

Balance Sheet Impact

- NPV at time of trade is $0
- Swap margin requirement of roughly 2% reduces cash by $11.4 million
- No other changes

*See Swap Exhibits

Swap Exhibit 1

3) Main
4) Curves
5) Cashflow
7) Details
10) Resets
11) Risk
13) Scenario
15) CVA
17) Matrix
Fixed Float Swap
CCP OTC
Cpty SWAP CNTRPARTY
Deal ID
20) Properties
31) Load
32) Save
34) Ticket
36) Trade Activity
37) CCP Margin
38) CVA
43) Send to VCON/TR
Leg 1 Pay Fixed
Notional 570MM
Currency USD
Effective 02/03/2015
Maturity 02/03/2020
Pay Freq SemiAnnual
Leg ID
Coupon 1.351105 %
Calc Basis Money Mkt
Day Count 30I/360
Unwind Cpn 1.350000 %
61) Detail
MV -570,000,000.00
Premium -100.00
Accrued 0.00
DV01 -291,218.16
Leg 2 Receive Float
Notional 570MM
Currency USD
Effective 02/03/2015
Maturity 02/03/2020
Reset Freq Quarterly
Pay Freq Quarterly
Leg ID
Index US0003M
Latest Index 0.25310
Tenor 3 Month
Leverage 1.00000
Spread 0.00 bp
Day Count ACT/360
62) Detail
MV 570,000,000.00
Premium 100.00
Accrued 0.00
DV01 14,399.12
Market
CSA Coll Ccy N/A
Dscnt Curve 23 Ask USD Bloomberg Curve
OIS DC Stripping ON
Dscnt Curve 23 Ask USD Bloomberg Curve
Fwd Curve 23 Ask USD Bloomberg Curve
Curve Date 02/01/2015
Valuation 02/03/2015
Valuation
Par Cpn 1.351105
Principal 0.00
Accrued 0.00
Market Value 0.00
Calculate Leg1: Coupon
Unwind Annuity 0.001105
Unwind PV -30,592.73
Premium 0.00000
PV01 276,931.10
DV01 -276,819.04
Gamma (1bp) -156.39

Source: Bloomberg

Swap Exhibit 2



Source: Bloomberg

Swaps Table

Source: Bloomberg

Eurodollar Introduction

Contract Description and Hedging

- Each contract is a traded future on a 1 or 3 month LIBOR denominated deposit rate
    - For simplicity this presentation focuses on the quarterly contracts which cash settle on each March, June, September and December

- At the settlement date the final value of each contract is determined by subtracting the prevailing 3-Month LIBOR rate from a price of 100
    - As the expectation for 3-Month LIBOR increases the price of the contract declines
    - By taking a short position in one or a series of Eurodollar futures the hedger enters into a trade which increases in value as rates / expected funding costs rise

GAAP Accounting:

- The Company designates all Eurodollar contracts as Level I assets pursuant to ASC 820
    - Level I asset values are readily observable and, in the case of Eurodollar futures, quoted trade levels published by a number of data providers
        - Note: While swaps are considered highly liquid, they are typically considered Level II assets

- Fair Value Option - The Company has elected not to treat any of its derivative financial instruments as hedges. FASB ASC Topic 815, Derivatives and Hedging, requires that all derivative instruments be carried at fair value. Changes in fair value are recorded in earnings for each period

Eurodollar Introduction

…Continued

- Eurodollar futures trade in $1 million dollar notional values per contract

  - To replicate the $570 million swap hedge the Company would sell-short 570 contracts for each sequential quarterly expiry over the next 20 quarters in order to achieve the desired 5 year hedge period (see Eurodollar Exhibit 1)

    - By shorting each of these contracts the Company locks-in a fixed, Eurodollar based, hedge, which is economically the same as entering into a pay fixed swap (in reality there are de-minimis differences between the forward and futures rates – this is a topic for a more technical discussion)

- Since the contracts represent highly liquid and highly visible market clearing levels for discrete 3-month LIBOR deposit rates in the future, the implied yields are frequently used in swap models to determine forward rates and thereby used to solve for the fixed swap rate

- While the economics of the Eurodollar and swap hedges are virtually identical, there are income, book value, and tax implications associated with each hedge type

  - In the illustrative example when the Company enters into the 5 year pay fixed swap it executes one trade vs. shorting several contracts throughout time

  - As discussed, the rates implied by the price of each Eurodollar future sets a forward rate. Rather than having one average fixed rate which equates to the average of the forward rates the Eurodollar futures "lock-in" several quarterly rates over the horizon of the hedging period

Eurodollar Exhibit 1

Illustrative Eurodollar Position										
Contract	Long / Short	Position	Notional Balance	Current Price	Implied Forward	Cumulative Forward Rate	+ 100 BP Shock Price	+ 100 BP Shock P&L	Initial Margin Per Contract	Initial Margin Requirement
EDH5 Comdty	Short	-570	(570,000,000)	99.73	0.27	0.27	98.73	1,425,000	160	(91,200)
EDM5 Comdty	Short	-570	(570,000,000)	99.64	0.36	0.31	98.64	1,425,000	350	(199,500)
EDU5 Comdty	Short	-570	(570,000,000)	99.505	0.50	0.38	98.51	1,425,000	350	(199,500)
EDZ5 Comdty	Short	-570	(570,000,000)	99.335	0.67	0.45	98.34	1,425,000	350	(199,500)
EDH6 Comdty	Short	-570	(570,000,000)	99.16	0.84	0.53	98.16	1,425,000	450	(256,500)
EDM6 Comdty	Short	-570	(570,000,000)	98.98	1.02	0.61	97.98	1,425,000	450	(256,500)
EDU6 Comdty	Short	-570	(570,000,000)	98.81	1.19	0.69	97.81	1,425,000	450	(256,500)
EDZ6 Comdty	Short	-570	(570,000,000)	98.655	1.35	0.77	97.66	1,425,000	450	(256,500)
EDH7 Comdty	Short	-570	(570,000,000)	98.53	1.47	0.85	97.53	1,425,000	575	(327,750)
EDM7 Comdty	Short	-570	(570,000,000)	98.41	1.59	0.92	97.41	1,425,000	575	(327,750)
EDU7 Comdty	Short	-570	(570,000,000)	98.315	1.69	0.99	97.31	1,425,000	700	(399,000)
EDZ7 Comdty	Short	-570	(570,000,000)	98.22	1.78	1.06	97.22	1,425,000	800	(456,000)
EDH8 Comdty	Short	-570	(570,000,000)	98.15	1.85	1.12	97.15	1,425,000	800	(456,000)
EDM8 Comdty	Short	-570	(570,000,000)	98.08	1.92	1.18	97.08	1,425,000	800	(456,000)
EDU8 Comdty	Short	-570	(570,000,000)	98.02	1.98	1.23	97.02	1,425,000	800	(456,000)
EDZ8 Comdty	Short	-570	(570,000,000)	97.955	2.05	1.28	96.95	1,425,000	800	(456,000)
EDH9 Comdty	Short	-570	(570,000,000)	97.905	2.10	1.33	96.91	1,425,000	800	(456,000)
EDU9 Comdty	Short	-570	(570,000,000)	97.805	2.19	1.38	96.81	1,425,000	800	(456,000)
EDZ9 Comdty	Short	-570	(570,000,000)	97.755	2.25	1.42	96.76	1,425,000	800	(456,000)
Total / Average		-10,830		98.58	1.42	1.42	97.58	27,075,000	593	(6,418,200)

Source: Bloomberg

47

Eurodollar Exhibit 2: Market Depth

Source: Bloomberg

Dec 17 Eurodollar Contract – Yield History



Source: Bloomberg

49



Total Rate of Return Scenarios

Taxable Income and Book Value

Scenario A: LIBOR Remains at 25bps (Repo at 35bps) for 5 Years
Beginning BV $10 / Share

				Swap Hedge				Eurodollar Hedge				
	Share Count	MBS Interest	Repo Interest	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annual Tot Return	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annualized TROR
Year 1	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	($3,573,221)	$9.64	2%	($840,750)	$11,264,250	$ (9,114,158)	$9.09	2%
Year 2	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	($2,592,438)	$9.38	3%	($4,289,250)	$7,815,750	$ (4,565,843)	$8.63	4%
Year 3	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	($1,163,407)	$9.27	5%	($7,410,000)	$4,695,000	$ -	$8.63	5%
Year 4	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	$1,913,866	$9.46	8%	($8,855,093)	$3,249,907	$ 4,565,843	$9.09	9%
Year 5	10,000,000	$14,100,000	$ (1,995,000)	($6,270,000)	$5,835,000	$5,415,200	$10.00	12%	($9,954,908)	$2,150,093	$ 9,114,158	$10.00	12%
Total	10,000,000	$70,500,000	$ (9,975,000)	($31,350,000)	$29,175,000	$0	$10.00	6%	($31,350,000)	$29,175,000	$ -	$10.00	6%

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

- MBS interest remains constant
- Repo interest remains constant

Swap Hedge
- Taxable interest expense is increased in equal increments over the horizon period as the swap rolls down the curve.
- Taxable Income is constant resulting from the pay fixed swap. The lower than initially anticipated floating rate inflows are offset by lower than expected repo rates.
- The negative mark to market resulting from lower than expected rates is monetized over time which offsets the impact on book value. Total return gradually increases for the same reason.

Eurodollar Hedge
- Taxable interest expense rises over the horizon as the largest market to market hit occurs on contracts in the 4-5 year range.
- Taxable income decreases as hedge losses are monetized over time. Alternatively the mark to market impact is higher when there are a large number of hedges outstanding.
- While taxable income is the lowest in Year 5, the MBS interest income is unchanged. The large difference between MBS interest net of repo funding expense and the taxable income distribution requirement creates an increase in book value.

Taxable Income and Book Value

Scenario B: Forward Curve Exactly Realized Forward Repo / LIBOR Spread 10bps - Beginning BV $10 / Share

				Swap Hedge					Eurodollar Hedge				
	Share Count	MBS Interest	Repo Interest	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annual Tot Return	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annualized TROR
Year 1	10,000,000	$14,100,000	$ (2,835,750)	($5,556,607)	$5,707,643	$0	$10.00	6%	$0	$11,264,250	$ -	$10.00	11%
Year 2	10,000,000	$14,100,000	$ (6,284,250)	($2,029,861)	$5,785,889	$0	$10.00	6%	$0	$7,815,750	$ -	$10.00	8%
Year 3	10,000,000	$14,100,000	$ (9,405,000)	$1,132,959	$5,827,959	$0	$10.00	6%	$0	$4,695,000	$ -	$10.00	5%
Year 4	10,000,000	$14,100,000	$(10,850,093)	$2,674,998	$5,924,905	$0	$10.00	6%	$0	$3,249,907	$ -	$10.00	3%
Year 5	10,000,000	$14,100,000	$(11,949,908)	$3,778,512	$5,928,604	$0	$10.00	6%	$0	$2,150,093	$ -	$10.00	2%
Total	10,000,000	$70,500,000	$(41,325,000)	$0	$29,175,000	$0	$10.00	6%	$0	$29,175,000	$ -	$10.00	6%

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

- MBS interest remains constant
- Repo interest gradually increases over time as forwards are realized

Swap Hedge
- Taxable interest expense is increased in years 1 and 2 resulting from swap fixed rate outflows being higher than swap floating rate inflows. Since forwards are realized there is no mark to market adjustment in any period.
- Taxable income is steady over the smoothed hedge period.

Eurodollar Hedge
- Taxable interest expense is unchanged because the forwards are settled / covered at the same price that the shorts were initiated (forwards realized). Mark to market is $0 for the same reason.
- Taxable income decreases as repo rates gradually rise.
- Total return, MBS Interest, Repo Interest, Taxable Income, Book Value and Mark to Market are identical for each hedge instrument.

Taxable Income and Book Value

Scenario C: Realized +100bps Instantaneous Parallel Curve Shift - Repo / LIBOR Spread 10bps - Beginning BV $10 / Share

				Swap Hedge					Eurodollar Hedge				
	Share Count	MBS Interest	Repo Interest	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annual Tot Return	Interest Expense Hedge Adjustment	Taxable Income	Mark to Market	Ending Book Value	Annualized TROR
Year 1	10,000,000	$14,100,000	$ (8,535,750)	$270,750	$5,835,000	$18,148,451	$11.81	24%	$5,700,000	$11,264,250	$22,800,000	$12.28	34%
Year 2	10,000,000	$14,100,000	$(11,984,250)	$3,719,250	$5,835,000	($8,967,155)	$10.92	-3%	$5,700,000	$7,815,750	$ (5,700,000)	$11.71	2%
Year 3	10,000,000	$14,100,000	$(15,105,000)	$6,840,000	$5,835,000	($6,578,655)	$10.26	-1%	$5,700,000	$4,695,000	$ (5,700,000)	$11.14	-1%
Year 4	10,000,000	$14,100,000	$(16,550,093)	$8,285,093	$5,835,000	($3,741,098)	$9.89	2%	$5,700,000	$3,249,907	$ (5,700,000)	$10.57	-2%
Year 5	10,000,000	$14,100,000	$(17,649,908)	$9,384,908	$5,835,000	$1,138,457	$10.00	7%	$5,700,000	$2,150,093	$ (5,700,000)	$10.00	-3%
Total	10,000,000	$70,500,000	$(69,825,000)	$28,500,000	$29,175,000	$0	$10.00	6%	$28,500,000	$29,175,000	$ -	$10.00	6%

*This example is for illustrative purposes only and does not reflect Orchid Island's projections or forecasts.

- MBS interest remains constant
- Repo interest increases sharply and continues to increase as forwards are realized

Swap Hedge
- Taxable interest expense is decreased at an increasing rate resulting from swap fixed rate outflows being far lower than swap floating rate inflows.
- Mark to market, all else equal, is large in the rate shock year and then unwinds to $0 over time. The same is true of book value and total rate of return.
- Taxable income is steady over the smoothed hedge period.

Eurodollar Hedge
- Taxable interest expense is decreased evenly over time. This corresponds to the 100bps parallel shift across the curve. Mark to market is large in Year 1 and then unwinds to $0 as the hedge gains are monetized into taxable income.
- Taxable income decreases as repo rates gradually rise.
- Horizon Total return, MBS Interest, Repo Interest, Taxable Income, Book Value and Mark to Market are identical for each hedge instrument.